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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on July 1, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

E-centives, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	52-1988332 (I.R.S. employeridentification no.)

6901 Rockledge Drive, 6th Floor
Bethesda, Maryland 20817
(240) 333-6100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Kamran Amjadi
Chairman and Chief Executive Officer
E-centives, Inc.
6901 Rockledge Drive, 6th Floor
Bethesda, Maryland 20817
(240) 333-6100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jason Karp, Esq.
Kelley Drye & Warren LLP
8000 Towers Crescent Drive
Suite 1200
Vienna, Virginia 22182
(703) 918-2300

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [    ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [    ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common stock, par value $0.01 per share	11,600,000	$0.36(2)	$4,176,000	$340.00

(1)
Pursuant to Rule 416 under the Securities Act this registration statement also covers such additional shares as may hereafter be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or certain other capital adjustments.
(2)
The price of $0.36 was the average of the high and low prices of the common stock as reported by the SWX Swiss Exchange on June 30, 2003, based upon the exchange rate of approximately 1.35 Swiss francs (CHF) per one U.S. dollar on such date, and is set forth solely for the purpose of computing the registration fee pursuant to Rule 457(c) (and with respect to the shares of common stock underlying the warrants, in accordance with Rule 457(g)(3)).

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated July 1, 2003

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer is not permitted.

RESALE PROSPECTUS

E-centives, Inc.
(a stock corporation under the laws of the United States, State of Delaware)

11,600,000 Shares

of Common Stock

U.S.$0.01 Par Value Per Share

        This prospectus relates to the possible offer and sale from time to time of up to 11,600,000 shares of common stock by the selling stockholders identified in this prospectus. The shares of common stock to be sold consist of the following:

  •
  6,000,000 shares of common stock underlying the warrants issued by us to two existing stockholders and two new investors in connection with a commitment to provide future financing to us.

  •
  Up to 5,600,000 shares of common stock to be issued upon conversion of our Series B convertible preferred stock, which preferred stock was issued in connection with our acquisition of substantially all of the assets and various liabilities of Consumer Review, Inc.

        We will not receive any proceeds from the sale of these shares by the selling stockholders. If the warrants are exercised by either the current holders or subsequent purchasers of the warrants, we will receive the net proceeds from such exercise. The expenses of registering the shares of common stock to be sold in this offering under the Securities Act of 1933, as amended, and the registration or qualification of the shares of common stock to be sold in this offering under any applicable state securities laws will be paid by us.

        Our common stock has been listed on the SWX Swiss Exchange under the symbol "ECEN" since our initial public offering in October 2000. On June 30, 2003, the last reported sale price of our common stock on the SWX Swiss Exchange was CHF 0.46 or approximately U.S.$0.34 per share. There is no public market for our common stock in the United States.

        Investing in our common stock involves risks. See risk factors beginning on page 6 before making an investment decision.

        See page 21 for a table listing the selling stockholders and setting forth certain information with respect to each selling stockholder.

        The selling stockholders may offer and sell shares of our common stock to the public, directly or indirectly, through brokers or dealers, in privately negotiated transactions or otherwise for fixed prices, prevailing market prices, or negotiated prices. See "Plan of Distribution" beginning on page 24 for a more detailed discussion of the intended methods of sale.

        Neither the United States Securities and Exchange Commission, any state securities commission, nor any Swiss Federal or Cantonal governmental authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2003.

        We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, the information and representations contained in this prospectus or in any of the materials that we have incorporated into this prospectus. If anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase the securities offered by this prospectus are unlawful, or if you are a person to whom it is unlawful to direct these activities, then the offer presented in this document does not extend to you. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

i

ABOUT THIS PROSPECTUS

        This prospectus relates to the possible offer and sale from time to time of up to 11,600,000 shares of our common stock by the selling stockholders identified in this prospectus. The shares to be sold consist of 6,000,000 shares of common stock currently underlying outstanding warrants and up to 5,600,000 shares of common stock to be issued upon conversion of our Series B convertible preferred stock. We will not receive any proceeds from the sale of such shares. If the warrants are exercised by either the current holders or subsequent purchasers of the warrants, we will receive the net proceeds from such exercise.

ABOUT E-CENTIVES, INC.

Overview

        We were established as Imaginex, Inc. on August 2, 1996, through incorporation in the State of Delaware. During October 1996, we amended our certificate of incorporation to change our name to Emaginet, Inc. and in March 1999, we amended our certificate of incorporation to change our name to E-centives, Inc. Our principal executive offices are located at 6901 Rockledge Drive, 6th Floor, Bethesda, Maryland 20817, and our telephone number is (240) 333-6100.

        We provide interactive direct marketing technologies and services. Businesses rely on our broad range of solutions to acquire and retain customers. We provide online marketing and commerce capabilities and solutions for companies across a range of industries. With our proprietary technology, we power acquisition and retention solutions for companies that do business with millions of Internet users every day. Our current principal products and services include our Interactive Database Marketing System (which includes our Promotion System), our E-mail Marketing System, as well as advertising and e-commerce services that are provided through our ConsumerREVIEW.com division.

        We operate in a highly competitive environment and inherent in our business are various risks and uncertainties, including our limited operating history and unproven business model. Our success may depend in part upon the continuance of the Internet as a communications medium, prospective product and service development efforts, and the acceptance of our offerings by the marketplace.

Industry Background

        The Internet has emerged as a powerful marketing medium that allows millions of consumers and marketers to conduct business and interact with each other in unprecedented ways. Early online marketing strategies were heavily focused on customer acquisition, optimizing the emerging medium's inherent capacity to build brand awareness, advertise products and services, and promote purchases. With the exponential increases in the volume of sites and the ease with which consumers could navigate between them, online marketers turned to customer retention and loyalty-building efforts to differentiate themselves from the competition.

        The Internet is particularly well suited to direct marketers because of its ability to access both broad audiences as well as precisely defined groups. As a result, the Internet provides marketers with opportunities to identify and attract customers, as well as target specific types of users, and collect data on their preferences. At the same time, we believe the Internet appeals to consumers because it offers more individual control over marketing messages. The growth of the Internet has encouraged both e-commerce and traditional brick and mortar companies to spend more of their marketing budgets via the Internet. We believe there is a need for a marketing infrastructure that could satisfy the objectives of both marketers and consumers, which would enable businesses to acquire and retain customers, yet operate from a consumer-centric approach that would provide relevance and meaningful value to the individual user.

Our Products and Services

        We launched our direct marketing services in November 1998 by delivering e-centives (promotions including such items as digital coupons, sales notices, free shipping offers, minimum purchase discounts and repeat purchase incentives) through our PerformOne Network (previously called Promotions Network). While we were introducing our PerformOne Network between November 1998 and June 1999, we allowed marketers to use the system at no charge. We then began generating revenue from the system in the third quarter of 1999. In conjunction with the acquisition of the Commerce Division in March 2001, the Commerce Engine and Commerce Network began generating revenue in late March 2001. In July 2001, we started producing revenue from our E-mail Marketing System. With the acquisition of the Promotions System from BrightStreet.com in December 2001, we began generating revenue by providing services from the Interactive Database Marketing System. During 2002, we elected to suspend offering our Commerce Division's products and services, as well as the offerings of our PerformOne Network. With the acquisition of substantially all of the assets of Consumer Review, Inc. in December 2002, we began generating revenue from advertising fees and e-commerce transaction fees from our ConsumerREVIEW.com division.

        Currently, our principal products and services include the Interactive Database Marketing System (which includes our Promotion System), the E-mail Marketing System and advertising and e-commerce related services provided through our ConsumerREVIEW.com division.

Interactive Database Marketing System

        With the acquisition of substantially all of BrightStreet.com's assets in December 2001, we combined the acquired Promotion System with our E-mail Marketing System, our data warehousing system and our online reporting system, and began offering the services of our Interactive Database Marketing System. This technology and infrastructure, which is primarily targeted at consumer packaged goods companies, allows companies to establish direct consumer relationships through a set of integrated tools that include targeted e-mail marketing, a customer transaction database, a data warehouse, a micro site and survey generator and our patented coupon promotion system. This system enables companies to acquire consumers, collect consumers' brand preference and usage information, segment consumers within loyalty categories, communicate with consumers via e-mail marketing, deliver coupons, track individual usage of each coupon, as well as track and report every consumer interaction with the system. For the quarters ended March 31, 2003 and 2002, we generated 59% and 56% of our revenue, respectively, from our Interactive Database Marketing System. Approximately 69% and 92% of our Interactive Database Marketing System revenue for the quarters ended March 31, 2003 and 2002, respectively, was generated from our contract with Reckitt Benckiser PLC. In addition, Nestlé represented approximately 29% and 8% of our Interactive Database Marketing System revenue for the quarters ended March 31, 2003 and 2002, respectively. Revenue relating to Nestlé for the quarter ended March 31, 2003 included the recognition of the remaining balance of a minimum commitment fee, which was approximately $237,000, due to the expiration of Nestlé's renewal agreement at the end of such quarter. As of the filing of the registration statement of which this prospectus is a part, Nestlé had not signed a subsequent renewal agreement with us. See "Risk Factors—We depend on one key customer, and the loss of such customer or a material reduction in business from such customer could have a material adverse effect on our business, financial condition and results of operations" for more information on how the loss of a key customer could effect our business.

E-mail Marketing System

        Our E-mail Marketing System allows companies to build ongoing, personalized dialogs with their audiences by outsourcing their e-mail marketing needs to us. It permits businesses to cost-effectively conduct e-mail marketing without having to acquire or develop their own e-mail infrastructure and manage the process. This system consists of list management and hosting, strategy and creative services,

e-mail delivery and management, as well as tracking and analytical services. It is designed to help build an ongoing, personalized communication with the client's intended audience and maximize effectiveness through segmentation and targeting. For the quarters ended March 31, 2003 and 2002 we generated 3% and 7% of our revenue, respectively, from our E-mail Marketing System.

ConsumerREVIEW.com

        Our ConsumerREVIEW.com division is a leading source of user-generated buying advice for outdoor sporting goods and consumer electronics. Consumers learn, interact, and buy or sell the products showcased within our network of web communities, including sites like AudioREVIEW.com and MtbREVIEW.com. Users find the products they are interested in, read and write reviews, participate in discussions, compare prices, and shop online. Our ConsumerREVIEW.com division's services primarily include advertising and e-commerce referrals. For the quarter ended March 31, 2003, we generated 38% of our revenue from ConsumerREVIEW.com. There was no associated revenue during the quarter ended March 31, 2002, as the division was acquired in early December 2002.

Acquisition of Consumer Review, Inc.

        On December 4, 2002, we acquired substantially all of Consumer Review, Inc.'s assets and certain of its liabilities through an Asset Purchase Agreement. The cost of the acquisition was approximately $2.7 million, consisting of 400,000 shares of Series B convertible preferred stock valued at approximately $2.1 million, $290,000 in cash and about $320,000 in acquisition costs. At closing, the Series B convertible preferred stock was placed into escrow. If we experience a change in control, as defined in the Asset Purchase Agreement, before the one year anniversary of the closing, each share of the Series B convertible preferred stock will immediately be converted into ten shares of our common stock and shall be released from escrow. Upon the one year anniversary of the closing date, provided that a change of control has not occurred, the conversion rate for each share of the Series B convertible preferred stock shall be determined based upon the achievement of contractually defined revenue during the calculation period and will be adjusted pursuant to the schedule below. The stock consideration will then be disbursed in accordance with the terms of the Escrow Agreement.

Revenues during the Calculation Period	Conversion Rate
Less than $1,000,000	4 to 1
More than $1,000,000, but less than $2,000,000	6 to 1
More than $2,000,000, but less than $3,000,000	8 to 1
More than $3,000,000, but less than $4,000,000	10 to 1
More than $4,000,000, but less than $6,000,000	12 to 1
$6,000,000 or more	14 to 1

Recent Developments

(a) Warrants

        On January 6, 2003, we issued 6,000,000 warrants (the "Warrants") to four investors as consideration for a $20 million financing commitment, which commitment was memorialized in a commitment letter to us by Friedli Corporate Finance, dated September 12, 2002. In the commitment letter, Friedli Corporate Finance, a financial advisor to us, agreed to provide us with the $20 million financing commitment for continued operations and future business expansion purposes. In March 2003, Friedli Corporate Finance amended and restated its commitment letter to provide for a capital infusion of up to $14 million, with the $6 million reduction based upon the line of credit structured as a three-year convertible promissory note described in paragraph (c) below.

        The Warrants were issued in offshore transactions to the investors in a private placement pursuant to Regulation S promulgated under the Securities Act of 1933. The Warrants entitle each investor to purchase one share of our common stock for an initial exercise price of CHF 0.19 per share during the exercise period. Pursuant to an amendment to the Warrants, the exercise period began on April 7, 2003 and ends on April 7, 2008 at 5:00 p.m., Eastern time.

        Two of the investors who received Warrants, Peter Friedli and Venturetec, Inc., are our current stockholders. Pursuant to the terms of the private placement, each of Peter Friedli and Venturetec, Inc. received 1,000,000 Warrants. As disclosed in our filings under the Securities Exchange Act of 1934, Peter Friedli beneficially owns 3% of New Venturetec AG, the parent of Venturetec, Inc., and is the President of both New Venturetec AG and Venturetec, Inc. Mr. Friedli has also been one of our directors since 1996.

(b) Termination of Employees

        Through June 30, 2003, we incurred expenses totaling approximately $96,500, consisting of severance and other employee benefit costs for the termination of 14 employees.

(c) March 2003 Convertible Promissory Note

        In March 2003, we executed a convertible promissory note in favor of Friedli Corporate Finance and InVenture, Inc., for an aggregate sum of up to $6 million. The terms of the note issued included, among other things:

  •
  an 8% interest rate;

  •
  a maturity date three years from the date of issuance;

  •
  a conversion feature, which provides that under certain circumstances each note will automatically convert to our common stock;

  •
  a prepayment premium of up to 30% of the principal amount under each of the notes; and

  •
  a one-time final payment charge, in addition to all principal and interest paid, of 30% of the principal amount to be paid at maturity.

We may draw down on this line of credit against the available principal of up to $6 million at any time and in any amount during the first two years of the terms of the notes. All principal drawn upon will be secured by substantially all of our assets. We intend to use the amounts drawn upon for working capital and general corporate purposes.

(d) Series A Convertible Preferred Stock

        During April 2003, 92,500 shares of our Series A convertible preferred stock that were issued in conjunction with our October 2001 rights offering were converted into 925,000 shares of our common stock. As of June 30, 2003, there were 1,897,500 shares of our Series A convertible preferred stock outstanding that had not yet been converted.

(e) Legal Proceeding

        On or about April 25, 2003, Gannet Satellite Information Network d/b/a/ USA Today.com ("Gannet") filed suit against us in the Supreme Court of New York, County of Nassau, seeking to collect $76,250 that Gannet claims it is owed by us under a contract that Gannet entered into with us in February 2002. We are currently in discussions with Gannet regarding this matter. Our answer to Gannet's complaint is due by July 18, 2003.

(f) Recently-Issued Convertible Promissory Notes and the Syndication

        During May and June of 2003, we issued five convertible promissory notes to third parties in the aggregate amount of $950,000. The terms of each of the notes include, among other things:

  •
  an 8% interest rate;

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  a maturity date three years from the date of issuance;

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  a conversion feature, which provides that under certain circumstances each note will automatically convert to our common stock;

  •
  a prepayment premium of up to 30% of the principal amount under each of the notes;

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  a one-time final payment charge, in addition to all principal and interest paid, of 30% of the principal amount to be paid at maturity; and

  •
  a security interest in substantially all of our assets.

We intend to use the $950,000 we received from the issuance of the five convertible promissory notes for working capital and general corporate purposes.

        We, Friedli Corporate Finance and InVenture Inc. agreed to assemble a syndicate of third parties to whom we would issue convertible promissory notes on terms similar to the $6 million convertible promissory note that we issued to Friedli Corporate Finance and InVenture Inc. in March 2003. The aggregate dollar amount of the convertible promissory notes that we issue to third parties through syndication will reduce, on a dollar-for-dollar basis, the $6 million convertible promissory note of Friedli Corporate Finance and InVenture Inc. and the balance, if any, will continue to be available to us under Friedli Corporate Finance's and InVenture Inc.'s initial $6 million commitment. The five convertible promissory notes that we issued in May and June of 2003 are the initial steps of the syndication process. We expect to complete the syndication process in approximately 90 to 120 days from the date of this filing.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information contained in this prospectus and incorporated by reference in this prospectus, including our financial statements and related notes, before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occurs, our business, financial condition, results of operations and cash flow would likely suffer. In that event, the market price of our common stock could decline and you could lose all or part of your investment in us. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, financial conditions, results of operations and cash flow, and could cause the market price for our common stock to decline.

Risks Related to Our Business

We have incurred net losses since inception, expect to incur continuing losses and may never achieve profitability in the future.

        To date, we have not been profitable. We did not begin to generate revenues until the third quarter of 1999. As of March 31, 2003, we had an accumulated deficit of approximately $119.6 million. We incurred net losses of approximately $2.9 million and $6.5 million for the quarters ended March 31, 2003 and 2002, respectively, and net losses of approximately $17.1 million, $45.0 million and $29.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. We may continue to incur losses and may never achieve profitability in the future. We expect to incur lower net losses and negative cash flow during the next year or so, with the overall goal of achieving profitability for the business. We expect to spend additional financial resources to expand our business for the foreseeable future until we are able to fund expansion initiatives through existing working capital resources. We have quantified the specific amounts of operating expenses and capital expenditures we expect to incur, and we currently anticipate spending between $375,000 and $575,000 over the next 12 months on capital expenditures and expenses associated with expanding our system capacity. If we cannot achieve operating profitability or positive cash flows from our operating activities, we may be unable to secure additional funding, our stock price may decline and we may be unable to continue our operations.

Our future results and the demand for our services are uncertain, and we will not become profitable if our services do not achieve market acceptance.

        We were incorporated in August 1996 and launched our online direct marketing system in November 1998. We did not charge for our services and did not begin to generate revenues until the third quarter of 1999. Since then, we have started offering additional services, some through acquisitions and others through the launching of internally developed services. Accordingly, our future results are uncertain and our results to date may not be representative of our future results. If our products and services do not achieve market acceptance, our business will not become profitable.

        Some of our services are new and we cannot predict the level of demand for such services. Demand for our services is dependent upon many factors.

        Factors over which we have some level of control include:

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  the number of customers we can attract to our solutions;

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  our ability to compete successfully in our market; and

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  our success in promoting our products and services through our sales, marketing and business development personnel.

        Factors outside our control include:

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  uncertainty about the value and effectiveness of our marketing solutions;

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  our customers' ability to sell their products and services to their consumers; and

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  the quality, accuracy and utility of the information provided to us that we provide to marketers regarding member demographics, member activity and promotional success.

We depend on one key customer, and the loss of such customer or a material reduction in business from such customer could have a material adverse effect on our business, financial condition and results of operations.

        For the quarters ended March 31, 2003 and 2002, we generated 59% and 56% of our total revenue, respectively, from our Interactive Database Marketing System. Approximately 69% and 92% of our Interactive Database Marketing System revenue for the quarters ended March 31, 2003 and 2002, respectively, was generated from our contract with Reckitt Benckiser PLC, our largest customer. Reckitt Benckiser PLC contributed $652,000, or 40%, of our total revenue for the quarter ended March 31, 2003, and $696,000, or 52%, of our total revenue for the quarter ended March 31, 2002. We have a contract with Reckitt Benckiser PLC, which expired in October 2002 and which was renewed for an additional year. A decision by this customer, whether motivated by competitive conditions, financial difficulties or otherwise, to materially decrease the amount of business they do with us, to change their manner of doing business with us, or to stop doing business with us, could have a material adverse effect on our business, financial condition, results of operations and cash flow.

A general national economic downturn has and may continue to materially adversely affect our business, financial condition, results of operations and cash flow.

        Economic indicators suggest that the U.S. economy has experienced a general national economic downturn from 2001 into and through the first half of 2003. Such downturns typically result in significant decreases in advertising and marketing expenditures and retail sales. The businesses of our customers are likely to be affected by any downturn in such a manner as to reduce their willingness to make advertising and marketing expenditures. Consumer demand for goods and services offered by our customers may similarly weaken as a result of such downturn. Numerous companies engaged in the provision of goods and services online have recently encountered significantly reduced revenues, lay-offs of personnel and often bankruptcy and/or liquidation. The occurrence or continuation of such a general national economic downturn and any of the resulting effects, including those above, has and may continue to have a material adverse affect on our business, financial condition, results of operations and cash flow.

We may require additional capital to finance the growth of our operations, and if such funds are not available, we may not be able to fund our planned expansion or continue operations.

        We believe that our existing cash resources and our available line of credit of up to $6 million (which is currently structured in the form of a three-year convertible promissory note issued to Friedli Corporate Finance and InVenture, Inc. in March 2003 and the five convertible promissory notes issued in May and June of 2003 as part of the syndication process) will be sufficient to meet our anticipated cash needs for working capital and capital expenditures into the second quarter of 2004. To the extent that our existing funds are not sufficient to enable us to operate into the second quarter of 2004 and beyond, Friedli Corporate Finance has provided a written commitment to provide us with an additional capital infusion of up to $14 million (the balance of the $20 million financing commitment of Friedli Corporate Finance) for continued operations and future business expansion purposes. We may, however, need to raise additional funds sooner than we expect. For example, we may need additional financing if we:

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  are unable to increase our revenues as anticipated;

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  decide to expand faster than planned;

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  develop new or enhanced services or products ahead of schedule;

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  need to respond to competitive pressures; or

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  need to acquire complementary products, businesses or technologies.

        We cannot be certain that additional financing will be available on acceptable terms, or at all. Numerous companies engaged in the provision of goods or services online have recently encountered significant difficulty obtaining funding from the public capital markets as well as through private transactions. If we raise additional capital through the issuance of equity securities, the common stock interest of investors holding shares prior to such issuance would be diluted. In addition, we may raise any necessary additional capital through the issuance of preferred stock, with rights superior to those of the common stock purchased by investors prior to such issuance. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, develop or enhance our products or services or respond to competitive pressures.

We may not successfully complete our integration of, or continue to manage the assets we purchased from, Consumer Review, Inc., and the ongoing intended benefits of the acquisition may not be fully realized, which could have a material adverse affect on our business and the market price of the shares of our common stock.

        The acquisition of substantially all of the assets of Consumer Review, Inc. poses risks for our ongoing operations and the value of the shares of our common stock, including that:

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  we may fail to successfully complete the integration of the acquired products and services into our business operations;

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  we may incur unanticipated expenses related to the successful completion of the integration of Consumer Review, Inc.'s business into our existing business operations;

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  we may experience difficulties and incur unanticipated expenses related to the assimilation and retention of employees; and

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  whether or not we successfully complete the integration, the acquired assets may not perform as well as we expect.

        If we fail to successfully integrate the acquired assets or fail to realize intended benefits of the acquisition due to any of the foregoing reasons our business, financial condition, results of operations and cash flow could be materially adversely affected and the market price of the shares of our common stock could decline.

We may not be able to compete successfully against current and future competitors.

        The market to provide direct online services is intensely competitive and rapidly changing. We expect competition to continue to increase as a result of:

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  the increasing size of the market in which we operate;

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  opportunities becoming more visible in the market in which we operate;

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  minimal barriers to entry; and

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  industry consolidation.

        We compete with companies for the dollars that marketers allocate to their marketing budgets. We compete for these marketing dollars with many online direct marketers in several fields, such as vendors that provide:

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  e-mail marketing solutions;

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  rewards programs; and

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  coupon and promotions programs.

        We believe the market for our Interactive Database Marketing System to be rapidly evolving and intensely competitive. In this area, we mainly compete with providers of promotions and data tracking technologies and services on the Internet. Some of our current and potential competitors include:

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  other providers of marketing technologies and services;

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  traditional advertising agencies;

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  coupon providers; and

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  promotions destination sites.

        Many of our other existing and potential competitors have significantly greater financial, technical, marketing and managerial resources than we do. Many of our competitors generate greater revenue and have greater name recognition than we do. As a result, they may compete more effectively than we do and be more responsive to industry and technological change than we are. We also compete for marketing dollars with other online marketing and advertising companies as well as offline direct marketing and promotion companies. We operate in an intensely competitive environment with a significant number of existing and potential competitors.

        Our ability to compete successfully depends on many direct and indirect factors.

        Direct factors over which we have some level of control include our:

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  ability to enter into revenue producing relationships with marketers;

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  ability to provide simple, cost-effective and reliable solutions to our clients;

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  ability to develop and market timely new services to existing and prospective clients; and

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  ability to manage rapidly changing technologies, frequent new service introductions and evolving industry standards.

        Indirect factors outside our control include:

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  our competitors developing, introducing and marketing new or enhanced services that gain broad acceptance in the market in which we operate;

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  changes in the pricing policies of our competitors;

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  entry of new competitors into the market in which we operate; and

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  ability of marketers to provide simple, cost-effective and reliable promotions without having to rely on third parties like us to provide such services.

        The failure to compete successfully would impair our ability to generate revenues and become profitable.

Our "E-centives" brand may not achieve the level of recognition necessary to attract additional clients, and building recognition of the "E-centives" brand may require us to expend significant funds on marketing, either of which could materially adversely affect our business, financial condition, results of operations and cash flow.

        To be successful, we must continue to build and increase market recognition of the "E-centives" brand. We no longer advertise to attract visitors to our website, but rather are attempting to build a brand that businesses identify with online marketing. We believe that the recognition of the "E-centives" brand is critical to our success and the importance of this will increase as more companies enter our market and competition for marketers' attention increases. Building recognition of the "E-centives" brand may require us to expend significant funds on marketing. The outcome of our marketing efforts is hard to predict. If we are not successful in our marketing efforts to increase our brand awareness, our ability to attract marketing clients could be harmed, which would cause a materially adverse affect on our business, financial condition, results of operations and cash flow.

We have stock-based compensation expense relating to stock option grants, which will decrease earnings over at least, the next two years.

        Stock-based compensation represents an expense associated with the recognition of the difference between the fair market value of common stock at the time of an option grant and the option exercise price. Stock compensation is amortized over the vesting period of the options, generally four years. For the quarter ended March 31, 2003, the charge relating to stock option grants was approximately $78,500, and for the year ended December 31, 2002, the charge relating to stock option grants was approximately $360,000. We estimate that the charge relating to stock options granted through March 31, 2003 will be $225,000 and will be $69,000 for the years ended December 31, 2003 and 2004, respectively. In addition, we may issue additional stock options during 2003 that may result in additional expenses for the years ended December 31, 2003 through 2007.

Our network infrastructure, computing systems or software may fail or be compromised or damaged, which could harm our reputation, as well as materially adversely affect our business, financial condition, results of operations and cash flow.

        The performance of our hardware and software is critical to our business. System failures that cause an interruption in service or a decrease in the responsiveness of our transaction processing or data storage capabilities could impair our reputation and the attractiveness of the "E-centives" brand. We have experienced periodic system interruptions, which may occur from time to time in the future. All such disruptions were caused by unique errors in our software code that were all subsequently corrected and did not have a material adverse effect on our business. Any significant increase in the frequency or severity of future disruptions could have a material adverse effect on our business, financial condition, results of operations and cash flow.

        The software for our systems is complex and may contain undetected errors or defects, especially when we implement upgrades to our systems. Any errors or defects that are discovered after our software is released for use could damage our reputation or result in lost revenues.

        We regularly monitor and test our systems and software, and from time to time we have identified minor defects. We currently address such defects by rewriting software code and, if possible, replacing portions of our proprietary software with commercially available software components. Any difficulties in implementing this new software may result in greater than expected expenses and may cause disruptions to our business.

        Cable & Wireless (formerly Exodus Communications) hosts our systems and provides us with communications links. The delivery of our services is substantially dependent on our ability and the ability of Cable & Wireless to protect our computer hardware and network infrastructure against damage from, among other things:

  •
  human error;

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  fire and flooding;

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  power loss;

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  telecommunications failure; and

  •
  online or physical sabotage.

        We rely on Cable & Wireless for a significant portion of our Internet access as well as monitoring and managing the power and operating environment for our server and networking equipment. Any interruption in these services, or any failure of Cable & Wireless to handle higher volumes of Internet use, could result in financial losses or impair our reputation.

Our system capacity needs are untested and our failure to handle the growth of our database may materially adversely effect our business, financial condition, results of operations and cash flow or require us to expend substantial capital.

        The capacity of our system has not been tested and we do not yet know the ability of our system to manage substantially larger amounts of users and related data. A substantial increase in the number of users and a corresponding increase in the number of data records could strain our servers and storage capacity, which could lead to slower response time or system failures. We may not be able to handle our expected user and transaction levels while maintaining satisfactory performance. System failures or slowdowns adversely affect the speed and responsiveness of our transaction processing. These would have a negative impact on the experience for our clients' users and reduce our system's effectiveness. Such an increase could require us to expand and upgrade our technology, processing systems and network infrastructure. Any unexpected upgrades could be disruptive and costly. Our failure to handle the growth of our databases could lead to system failures, inadequate response times or corruption of our data, and could materially adversely affect our business, financial condition, results of operations and cash flow. We believe that on average, our various systems' hardware, at peak traffic levels, run at approximately 80% of capacity. We may be unable to expand and upgrade our systems and infrastructure to accommodate this growth in a timely manner. Any failure to expand or upgrade our systems could damage our reputation and our business.

        In addition, if our usage of telecommunications capacity increases, we will need to purchase additional networking equipment and rely more heavily on our web hosting providers to maintain adequate data transmission speeds. The availability of these products or services may be limited or their cost may be significant.

Our business could suffer if Internet users reduce or block our access to their personal data.

        We collect consumer demographic and purchase preference information from users and also collect data regarding the offers viewed and offers clicked-on by such users. Privacy concerns may cause users to resist signing up for our system, providing personal information and allowing us to monitor their usage. If users were to reduce the information voluntarily supplied or block access to their data, our ability to improve our database of user information and the value of our services would diminish.

Privacy laws may be enacted or applied to us, which could restrict our ability to disclose consumer data with third parties and which could materially adversely affect our business, financial condition, results of operations and cash flow.

        We currently report consumer information to our customers about their users. Our customers receive detailed and specific information about the activities of their users for purposes of targeting marketing messages and promotions to subscribers with certain demographic or purchase preference criteria. Growing concern about privacy and the collection, distribution and use of personal information, even in the aggregate, may lead to the enactment and application of federal or state laws or regulations that would restrict our ability to provide user data to third parties. In addition, several states have proposed legislation that would limit the uses of user information gathered online. Consequently, any future regulation that would restrict our ability to provide information regarding users would have a materially adverse impact on our business, financial condition, results of operations and cash flow by restricting our methods of operation or imposing additional costs.

If we are not successful in protecting our intellectual property our business will suffer.

        We depend heavily on technology to operate our business. Our success depends on protecting and enforcing our intellectual property, which is one of our most important assets. We have developed and acquired proprietary technology, including database and interface servers, offer creation and presentation software, and software to enable communication between marketers' e-commerce systems and our system.

        Our means of protecting our intellectual property may not be adequate. Unauthorized parties may attempt to copy aspects of our services or obtain and use information that we regard as proprietary. It is also possible that our patents or any potential future patents may be found invalid or unenforceable, or otherwise be successfully challenged. If any of our current or future patents are successfully challenged by a third party, we could be deprived of our right to prevent others from using the methods covered by such patents. In addition, competitors may be able to devise methods of competing with our business that are not covered by our patents or other intellectual property. Although members can access our services over the Internet from anywhere in the world, we currently only have operations in the United States. The laws of some foreign countries do not protect our intellectual property rights to as great an extent as do the laws of the United States. Our competitors may independently develop similar technology, duplicate our technology or design around any patents that we may obtain or our other intellectual property. If we do not adequately protect our intellectual property, our business, financial condition, results of operations and cash flow could be materially adversely affected.

If we infringe upon the intellectual property rights of others our business, financial condition, results of operations and cash flow could be materially adversely affected.

        There has been a substantial amount of litigation in the software and Internet industry regarding intellectual property rights. It is possible that third parties may claim that our current or potential future technologies infringe upon their intellectual property. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of management resources, require us to enter into royalty or licensing agreements or subject us to an injunction. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our ability to operate our business and our financial condition may suffer.

Our liability for damages due to legal proceedings may be significant. Our insurance may not be adequate to cover this risk.

        Various legal proceedings are pending against us alleging, among other things, breach of contract and failure to fulfill certain payment obligations. In some actions, parties are seeking damages, including treble (triple) damages, that may exceed our insurance coverage. Some actions involve allegations that are not insured. If we sustain damages greater than our insurance coverage, or the damages are not insured, there could be a material adverse effect on our liquidity, which could hamper our operations.

We may be subject to claims based on the content of promotions we deliver.

        The online promotions developed by our customers may not comply with federal, state or local laws governing the content of advertisements and the sale of products and services. We do not control the content of the promotions for which we provide promotions technology. Our role in facilitating these promotions may expose us to liability based on their content. We also may face liability if the promotional information in the promotions is defamatory, inaccurate, or infringes on proprietary rights of others. Our customers or our employees may make errors or enter inaccurate information, and we do not verify the accuracy of information contained in the promotions or otherwise for compliance with applicable advertising laws. We may face civil or criminal liability for unlawful advertising or other marketer activities. We could also face claims based on the content that is accessible from our website through links to other websites.

        We may not be adequately insured to cover these claims. Any claims could require us to spend significant time and money in litigation, even if we ultimately prevail. In addition, negative publicity caused by these inaccuracies could damage our reputation and diminish the "E-centives" brand.

Our business may be affected by seasonal fluctuations in direct marketing spending and Internet use, which could cause our stock price to fluctuate widely and materially adversely affect our business, financial condition, results of operations and cash flow.

        Our limited operating history makes it difficult for us to assess the impact of seasonal factors on our business. We expect seasonal fluctuations will affect our business. We believe that online direct marketing spending will be highest in the fourth quarter of each calendar year due to increased consumer spending during the holiday period, and lowest during the summer months of the third quarter. Because the market for Internet direct marketing services is emerging, we cannot be certain of these seasonal patterns and additional patterns may develop in the future as the market matures. This could cause our stock price to fluctuate widely and materially adversely affect our business, financial condition, results of operations and cash flow.

If we lose the services of any of our key personnel, our business and stock price could suffer.

        Our success depends in large part on the contributions of Kamran Amjadi, our Chairman and Chief Executive Officer, and Mehrdad Akhavan, our President and Chief Operating Officer, whose understanding of our services, strategy and relationships would be extremely difficult to duplicate from outside our company. We have maintained employment agreements with Messrs. Amjadi and Akhavan, although such agreements are currently being re-negotiated. As such, Messrs. Amjadi and Akhavan are currently operating in their respective capacities without written agreements. While we expect to finalize new agreements shortly, the loss of the services of either of Messrs. Amjadi or Akhavan could have a material adverse effect on our business, financial condition, results of operations and cash flow. We do not maintain "key person" life insurance policies.

If we are unable to attract and retain highly skilled employees, our business, financial condition, results of operations and cash flow could be materially adversely affected.

        Our future success also depends on our ability to identify, attract, retain and motivate highly skilled employees, particularly additional technical, sales and marketing personnel. We face competition in hiring and retaining personnel from a number of sectors, including technology and Internet companies, government contractors and traditional businesses. Many of these companies have greater financial resources than we have to attract and retain qualified personnel. We have occasionally encountered and expect to continue to encounter difficulties in hiring and retaining highly skilled employees, particularly qualified software developers and engineers. We seek developers and engineers who have experience with the newest software development tools and Internet technologies. We may be unable to retain our highly skilled employees or identify, attract, assimilate or retain other highly qualified employees in the future, which may in turn materially adversely affect our business, financial operations, financial results and cash flow.

Risks Related to Our Industry

The demand for Internet direct marketing services is uncertain.

        The market for online direct marketing has only recently begun to develop. Most businesses have little or no experience using the Internet for direct marketing and promotion. As a result, many businesses have allocated only a limited portion of their marketing budgets to online direct marketing. In addition, companies that have invested a significant portion of their marketing budgets in online marketing may decide after a time to return to more traditional methods if they find that online marketing is a less effective method of promoting their products and services than traditional marketing methods. We cannot predict the amount of direct marketing spending on the Internet in general, or demand for our targeted direct marketing services in particular. The demand for online marketing may not develop to a level sufficient to support our continued operations or may develop more slowly than we expect.

Many of the customers for our ConsumerREVIEW.com business unit are emerging Internet companies that represent credit risks.

        Many of our ConsumerREVIEW.com customers are Internet companies which have significant losses, negative cash flow and limited access to capital. Many of these companies represent credit risks and could fail. Any financial difficulties of our customers may result in difficulties in our ability to collect accounts receivable or lower than expected sales of our products and services. If our Internet customers continue to have financial difficulties or if such difficulties worsen, our business, financial condition, results of operations and cash flow could be materially adversely affected.

Additional Risks Related to Ownership of Our Common Stock

We are, and will continue to be, controlled by our co-founders and board members, who may approve corporate actions with which you may disagree.

        We are, and will continue to be, controlled by our co-founders and board members, who may approve corporate actions with which you may disagree. As of June 30, 2003, our co-founders, Messrs. Amjadi, Akhavan and Friedli, beneficially owned, directly or indirectly, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, approximately 62.1% of our outstanding common stock. As a result, to the extent that these stockholders exercise their voting rights in concert, they may be able to control most matters requiring stockholder approval, such as electing a majority of the directors and approving significant corporate matters, including a merger or sale of the business. The interest of these stockholders may at times conflict with the interests of our other stockholders.

Although our common stock is listed on the SWX Swiss Exchange, it is thinly traded. The market price of our common stock, like the market prices of stocks of other Internet-related companies, may fluctuate widely and rapidly.

        For the most part, trading in our common stock has been low. Although our common stock has been listed on the SWX Swiss Exchange since October 3, 2000, there is no assurance that more trading activity in the common stock will develop.

        In addition, the market price of our common stock, like the market prices of stocks of other Internet-related companies, may fluctuate widely and rapidly. Since our initial public offering, the market price and trading volume of our common stock has been and may continue to be highly volatile. Factors such as variations in our revenue, earnings and cash flow and announcements of new service offerings, technological innovations, strategic alliances and/or acquisitions involving competitors or price reductions by us, our competitors or providers of alternative services could cause the market price of our common stock to fluctuate substantially. Also, broad market fluctuations, including fluctuations of the SWX Swiss Exchange, which result in changes to the market prices of the stocks of many companies but are not directly related to the operating performance of those companies, could also adversely affect the market price of our common stock.

The listing of our shares on the SWX Swiss Exchange may limit our ability to raise capital and could adversely affect our stock price.

        We are the first U.S. company to list its shares solely on the SWX Swiss Exchange. We are not listed on any U.S. exchange. Because we are the first U.S. company to do this, we are uncertain what effect, if any, our listing on only the SWX Swiss Exchange will have upon our ability to raise additional financing in the U.S. capital markets. If the listing of our shares solely on the SWX Swiss Exchange is received by investors with uncertainty, the listing may discourage potential investors and could hinder our ability to raise necessary financing on acceptable terms. In addition, after the expiration of the various lock-up periods entered into by our current stockholders in connection with our recent acquisition of substantially all of the assets of Consumer Review, Inc., and in connection with the recent issuance of warrants to certain insider and third-parties and the related registering and listing of such stock, all of the shares of our common stock will be eligible for trading on the SWX Swiss Exchange. If a significant amount of such shares are offered for sale on the SWX Swiss Exchange after such lock-up periods expire, it could decrease our stock price, among other things.

Stockholders have experienced substantial dilution in their equity ownership and voting power in our company whether or not they exercised their basic subscription rights under our 2001 right's offering, and they may experience further dilution if outstanding options, warrants and convertible preferred stock are exercised and if we offer additional shares of our common stock for sale in future months.

        Stockholders who did not exercise their basic subscription rights under the rights offering will experience substantial dilution of their percentage of equity ownership interest and voting power in our company. Even if our stockholders exercised their basic subscription rights in full, they will nevertheless still experience substantial dilution in their voting rights and in their proportional interest in our future net earnings due to the purchase of common stock by standby purchasers. In addition, stockholders may experience substantial dilution based on the conversion of our Series B convertible preferred stock, the conversion of our Series A convertible preferred stock that was issued in conjunction with the rights offering, and/or the exercise of outstanding warrants and options. It is also possible that it may be necessary or appropriate for us to seek to raise additional equity capital in the future and shares of common stock may be offered for sale in the future. In that event, the relative voting power and equity interests of persons who purchased the common stock in the rights offering could be reduced. No assurance can be given that such future sale will not occur, and, if it did, at what price or other terms.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Except for any historical information, the matters we discuss in this prospectus concerning us contain forward-looking statements. Any statements in this prospectus that are not statements of historical fact, are intended to be, and are, "forward-looking statements" under the safe harbor provided by Section 27(a) of the Securities Act of 1933. Without limitation, the words "anticipates," "believes," "estimates," "expects," "intends," "plans" and similar expressions are intended to identify such forward-looking statements. The important factors we discuss in this prospectus, as well as other factors identified in our filings with the SEC and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this prospectus. We assume no obligation to update any forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information.

USE OF PROCEEDS

        We will not receive any cash proceeds from the sale of common stock offered by the selling stockholders pursuant to this prospectus. The selling stockholders will receive all of the net proceeds from the sale of their shares, and will pay any brokerage fees and commissions, fees and disbursements of legal counsel and transfer and other taxes attributed to the sale of the shares, but not the costs of filing the registration statement of which this prospectus is a part, which we will pay. See "Selling Stockholders" for a list of those persons who will receive proceeds from such sales. If the warrants are exercised by either the current holders or any subsequent purchasers of the warrants, we will receive the net proceeds from such exercise. Such net proceeds will be used for working capital and general corporate purposes.

DESCRIPTION OF THE TERMS OF CONVERSION
OF THE SERIES B CONVERTIBLE PREFERRED STOCK

General

        Pursuant to our Restated Certificate of Incorporation, we are authorized to issue 10,000,000 shares of preferred stock. As of the filing date of the registration statement of which this prospectus is a part, there were 400,000 shares of preferred stock, par value $0.01 per share, authorized and designated as "Series B convertible preferred stock." The Series B convertible preferred stock was issued as part of the consideration for our acquisition of Consumer Review, Inc. in December 2002 and was issued to debenture holders of Consumer Review, Inc., or their affiliates, in a private placement exempt from the registration requirements of the Securities Act of 1933. The terms of the Series B convertible preferred stock are contained in the Certificate of Designations, Rights, Preferences, Privileges and Restrictions of Series B Convertible Preferred Stock (the "Certificate of Designations"). The following description is a summary of the material provisions of the Series B convertible preferred stock and does not purport to be a complete description of the Series B convertible preferred stock. We filed the Certificate of Designations as Exhibit 4.10 hereto and this exhibit is incorporated herein by reference into the registration statement of which this prospectus is a part.

Conversion Features

        The holders of the Series B convertible preferred stock have the right, at their option, to convert such preferred stock into shares of our common stock at any time after November 27, 2003, which is the one year anniversary of the authorization of such preferred stock. In addition, all shares of Series B convertible preferred stock will be converted to shares of our common stock (at the applicable conversion rate) when and if the holders of a majority of the outstanding shares of Series B convertible preferred stock vote in favor of conversion, which vote may be taken at any time after November 27, 2003.

        If the holders of the Series B convertible preferred stock have not previously exercised their option to convert, each share of Series B convertible preferred stock shall automatically convert into shares of our common stock upon the earlier to occur of:

  •
  the consummation by us of a public offering of equity securities with proceeds in excess of CHF 20,000,000 or equivalent in United States Dollars;

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  an acquisition, asset transfer or other liquidation; or

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  thirty months from November 27, 2003.

        Provided that a change of control has not occurred, on December 4, 2003 the conversion rate for each share of the Series B convertible preferred stock shall be determined based upon the achievement of contractually defined revenue during the calculation period, and following such calculation will be adjusted pursuant to the schedule below.

Revenues during the Calculation Period	Conversion Rate
Less than $1,000,000	4 to 1
More than $1,000,000, but less than $2,000,000	6 to 1
More than $2,000,000, but less than $3,000,000	8 to 1
More than $3,000,000, but less than $4,000,000	10 to 1
More than $4,000,000, but less than $6,000,000	12 to 1
$6,000,000 or more	14 to 1

        The shall be no conversion price per share payable to us by the holders of Series B convertible preferred stock upon any conversion of such preferred stock.

        Subject to various conditions, the conversion rights of the Series B convertible preferred stock shall be adjusted for any reclassification, exchange or substitution of our common stock and for any reorganization, merger or consolidation of us into another entity.

Liquidation Rights

Liquidation Value

        Upon any voluntary or involuntary liquidation, dissolution or winding up of us (a "Liquidation"), before any distribution or payment shall be made to the holders of our common stock and any other of our stock that is not by its terms expressly senior in right of payment to the Series B convertible preferred stock, but following any distribution or payment to the holders of the Series A convertible preferred stock (which is expressly senior to the Series B convertible preferred stock), the holders of Series B convertible preferred stock shall be entitled to be paid out of our assets with respect to each share of Series B convertible preferred stock held, an amount equal to the product of:

  •
  if the Liquidation is not a sale, conversion or other transfer of our stock, the average of the high and low closing prices of our common stock on the day prior to the date of such Liquidation, as such prices are reported by the SWX New Market of the SWX Swiss Exchange, after applying the applicable exchange rates on such date; or

  •
  if the Liquidation is a sale, conversion or other transfer of our stock, the purchase price or other valuation of our common stock pursuant to such Liquidation; and

  •
  the number of shares of our common stock into which a share of Series B convertible preferred stock would be convertible pursuant to the Certificate of Designations if the conversion had occurred immediately prior to such Liquidation, as appropriately adjusted for any future stock splits, stock combinations, or similar transactions affecting the Series B convertible preferred stock.

        If, upon any Liquidation, our assets shall be insufficient to make payment in full to all holders of Series B convertible preferred stock, then our assets shall be distributed among the holders of Series B convertible preferred stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled. After payment in full to the holders of Series B convertible preferred stock of the aggregate liquidation preference, the holders of the Series B convertible preferred stock shall have no right or claim to any of our remaining assets.

Liquidation Events

        The following events shall be considered a Liquidation:

  •
  any merger, consolidation, business combination, reorganization, reclassification or recapitalization of us in which we are not the surviving entity or in which our stockholders immediately prior to such transaction own capital stock representing less than fifty percent (50%) of our voting power immediately after such transaction; or

  •
  a sale, lease or other disposition of all or substantially all of our assets.

Other Characteristics

Voting

        Except as otherwise provided in the Certificate of Designations or as required by law, the Series B convertible preferred stock shall vote with the shares of our common stock and any other classes of our capital stock having similar voting rights (and not as a separate class) at any annual or special meeting of our stockholders, and may act by written consent in the same manner as our common stock, in either case upon the following basis:

  •
  prior to or on November 27, 2003, each holder of shares of Series B convertible preferred stock shall be entitled to one vote for each share of Series B convertible preferred stock held immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent.

  •
  subsequent to November 27, 2003, each holder of shares of Series B convertible preferred stock shall be entitled to such number of votes as shall be equal to the whole number of shares of our common stock into which such holder's aggregate number of shares of Series B convertible preferred stock are convertible pursuant to the Certificate of Designations.

Registration with the Securities and Exchange Commission

        The Series B convertible preferred stock is not and will not be registered with the Securities and Exchange Commission or any other state or regulatory agency.

DESCRIPTION OF THE TERMS OF EXERCISE OF THE WARRANTS

        The following description is a summary of the material provisions of the Warrants and does not purport to be a complete description of the Warrants. We filed with the SEC a form of the Warrants and an amendment thereto as exhibits to a current report on Form 8-K and Form 8-K/A, dated November 27, 2002 and January 16, 2003, respectively, and these exhibits are incorporated herein by reference into the registration statement of which this prospectus is a part.

General

        We issued the Warrants to four investors as consideration for a $20 million financing commitment, which commitment was memorialized in a commitment letter to us by Friedli Corporate Finance, dated September 12, 2002. The Warrants were issued in offshore transactions to the investors in a private placement pursuant to Regulation S promulgated under the Securities Act of 1933.

        For each Warrant received, the holders of the Warrants (the "Warrantholders") are entitled to purchase, upon exercise, one share of our common stock, for an aggregate of 6,000,000 shares of our common stock (subject to certain anti-dilution adjustments described below) (the "Warrant Shares"), at an exercise price equal to CHF 0.19 per share (also subject to certain anti-dilution adjustments described below) (the "Exercise Price"). The Warrants became exercisable on April 7, 2003 and will expire on April 7, 2008 (the "Exercise Period"). The Warrantholders are entitled to exercise all or a portion of their Warrants at any time during the Exercise Period so long as they follow certain prescribed procedures. The Warrants are not, and will not be, registered under the Securities Act.

        The Warrantholders may pay the Exercise Price in cash or by certified or bank cashier's check. The Warrantholders will have no right to vote on or receive notice of matters submitted to our stockholders and will have no right to receive dividends or any other rights as a stockholder.

Adjustments

        The number of Warrant Shares purchasable upon exercise of the Warrants and the Exercise Price will be subject to adjustment in the event that we:

  •
  split or subdivide our outstanding common stock into a greater number of shares, or

  •
  combine our outstanding common stock into a smaller number of shares.

        The Exercise Price in effect immediately prior to the occurrence of either event listed above shall be proportionately adjusted in the ratio that the number of shares of our common stock outstanding immediately prior to such event bears to the number of shares of our common stock outstanding immediately after such event. Similarly, in each such event the number of Warrant Shares issuable upon exercise of the Warrants shall be adjusted proportionately in the inverse ratio to the Exercise Price.

Reclassification or Merger

        In case of any reclassification of our common stock (subject to exceptions set forth in the Warrants), any consolidation or merger of us with or into any other entity, any merger of another entity into us (other than a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our common stock), or any compulsory share exchange, pursuant to which our shares are converted into other securities, cash or other property, then lawful provision shall be made as part of the terms of such transaction whereby the Warrantholders then outstanding shall have the right after such event, during the Exercise Period, to exercise their Warrants. In such case, the Warrantholders may exercise their Warrants only for the kind and amount of securities, cash and other property receivable upon the reclassification, consolidation, merger, sale, transfer or share exchange by a holder of the number of shares of our common stock into which a Warrant might have been exercised immediately prior to the reclassification, consolidation, merger, sale, transfer or share exchange.

Reservation of Shares

        We have authorized and reserved for issuance and will at all times reserve and keep available such number of shares of our common stock as will be issuable upon the exercise of all outstanding Warrants.

SELLING STOCKHOLDERS

        This prospectus relates to the possible offer and sale of up to 11,600,000 shares of our common stock by the selling stockholders. The 11,600,000 shares of our common stock are comprised of 6,000,000 shares underlying the issuance of certain warrants to the selling stockholders pursuant to a commitment to arrange for current and future financing, and up to an additional 5,600,000 shares related to the 400,000 shares of Series B convertible preferred stock issued to purchasers pursuant to the acquisition of substantially all of the assets of Consumer Review, Inc., which shares are convertible to up to 5,600,000 shares of our common stock under certain circumstances.

        This prospectus and the related registration statement will allow the selling stockholders to resell the common stock to third parties according to the plan of distribution described in this prospectus. (See "Plan of Distribution" below). Accordingly, 11,600,000 shares of our common stock will be available for sale without restriction.

        The selling stockholders did not to our knowledge at the time of such purchase have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

        The following table sets forth the number of shares of our common stock beneficially owned by each selling stockholder as of the date of this prospectus, the amount of our common stock being offered for resale, as well as the shares of common stock beneficially owned and the percentage ownership of each selling stockholder after resale:

						Beneficial Ownership After Offering if all Shares of Common Stock Offered by this Prospectus are Sold
		Shares of Common Stock Beneficially Owned Prior to Offering (1)
	Stockholder			Shares of Common Stock Being Offered (2)		Shares	Percent of Class
1.	Adrian Schuerch	121,660		121,660		—	—
2.	Banque SCS Alliance S.A. (3)	467,942		309,442		158,500	*
3.	David Orzel	30,408		30,408		—	—
4.	FIMU Capital Management AG	77,140		77,140		—	—
5.	Innomag AG	15,736		15,736		—	—
6.	Schroder & Co. Banque S.A.	62,972		62,972		—	—
7.	Juerg Maurer	94,360		94,360		—	—
8.	Luzius Zuest	15,750		15,750		—	—
9.	Manfred Gerber	45,626		45,626		—	—
10.	Marcel J. Grubemann	15,750		15,750		—	—
11.	Maria Kurotschka-Hamacher	60,830		60,830		—	—
12.	Pine, Inc. (4)	338,000		63,000		275,000	*
13.	Ringier AG	157,528		157,528		—	—
14.	Rüd, Blass & Cie AG	157,528		157,528		—	—
15.	Selby Venture Partners L.P.	560,266		560,266		—	—
16.	Venturetec, Inc. (5)	11,477,153		4,364,410		7,112,743	13.8%
17.	World Communications Development AG (6)	832,294		447,594		384,700	*
18.	Peter Friedli (7)	33,171,751	(8)	5,427,410	(9)	27,744,341	45%
19.	Clariden Bank (10)	1,500,000		1,500,000		—	—
20.	Credit Suisse First Boston (11)	2,500,000		2,500,000		—	—

*
Represents less than 1% of the outstanding shares of our common stock.

(1)
Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days, including the right to acquire through the exercise of an option or warrant or through the conversion of a security.

The Series B convertible preferred stock may be converted into shares of our common stock at any time after November 27, 2003, which is the one year anniversary of the authorization of such preferred stock. According to Rule 13d-3, the common stock underlying the Series B convertible preferred stock would be deemed beneficially owned by such holders as of September 27, 2003. For purposes of this Selling Stockholders table, however, we have included the shares of our common stock that a holder of Series B convertible preferred stock may acquire through conversion as being beneficially owned by such holder, even though we are not within the 60-day period set forth in Rule 13d-3.

Because the Warrants are presently exercisable, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, the shares of our common stock underlying the Warrants are deemed to be beneficially owned by the holder of the Warrants.

(2)
The share amounts listed in this column assume (a) that each selling stockholder will sell all of the shares of our common stock that he, she or it owns as a result of the exercise of the Warrants and/or the conversion of the Series B convertible preferred stock, and (b) in connection with the Series B convertible preferred stock, that the maximum conversion rate of 14 shares of common stock for each share of Series B convertible preferred stock will apply. See "About E-centives, Inc.—Acquisition of Consumer Review, Inc." and "Description of the Terms of Conversion of the Series B Convertible Preferred Stock" for additional information regarding the acquisition and calculation of the conversion rate.

(3)
Banque SCS Alliance S.A. beneficially owns 158,500 shares of our common stock. In connection with our acquisition of Consumer Review, Inc., Banque SCS Alliance S.A received 22,103 shares of our Series B convertible preferred stock, which is convertible up to an additional 309,442 shares of our common stock.

(4)
Peter Friedli, one of our stockholders and a member of our board of directors, serves as the investment advisor to Pine, Inc.

Pine, Inc. beneficially owns 275,000 shares of our common stock. In connection with our acquisition of Consumer Review, Inc., Pine, Inc. received 4,500 shares of our Series B convertible preferred stock, which is convertible up to an additional 63,000 shares of our common stock.

(5)
Peter Friedli, one of our stockholders and a member of our board of directors, serves as the investment advisor to Venturetec, Inc. Mr. Friedli also serves as President of Venturetec, Inc. and its parent corporation, New Venture AG. In connection with our acquisition of Consumer Review, Inc., Venturetec, Inc. received 240,315 shares of our Series B convertible preferred stock. In connection with a $20 million financing commitment by Friedli Corporate Finance, Venturetec, Inc. also received Warrants exercisable into 1,000,000 shares of our common stock. See "About E-centives, Inc.—Recent Developments—(a) Warrants" and "Description of the Terms of Exercise of the Warrants" for additional information on the $20 million financing commitment and the issuance of the Warrants.

Venturetec, Inc. beneficially owns 8,112,743 shares, which includes 1,000,000 shares issuable upon exercise of the Warrants. In connection with our acquisition of Consumer Review, Inc., Venturetec, Inc. received 240,315 shares of our Series B convertible preferred stock, which is convertible up to an additional 3,364,410 shares of our common stock.

(6)
Peter Friedli, one of our stockholders and a member of our board of directors, is a director of and investment manager to World Communications Development AG. World Communications Development AG beneficially owns 384,700 shares of our common stock. In connection with our acquisition of Consumer Review, Inc., World Communications Development AG received 31,971 shares of our Series B convertible preferred stock, which is convertible up to an additional 447,594 shares of our common stock.

(7)
Peter Friedli is one of our stockholders and a member of our board of directors. Mr. Friedli is a principal of Friedli Corporate Finance, which provided us with a $20 million finance commitment in September 2002 and with which, in December 2001, we extended a consulting agreement whereby Mr. Friedli provides us with financial consulting services and investor relations advice. In connection with a $20 million financing commitment by Friedli Corporate Finance, Mr. Friedli received Warrants exercisable into 1,000,000 shares of our common stock. See "About E-centives, Inc.—Recent Developments—(a) Warrants" and "Description of the Terms of Exercise of the Warrants" for additional information on the $20 million financing commitment and the issuance of the Warrants.

(8)
Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, Mr. Friedli directly beneficially owns 29,744,341 shares, which include: 40,000 shares issuable upon exercise of vested stock options, 1,000,000 shares issuable upon exercise of the Warrants, 110,000 issuable upon exercise of other warrants he previously held and 3,550,000 shares issuable upon conversion of our Series A convertible preferred stock (the "Series A Stock") held by Mr. Friedli individually. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, Mr. Friedli indirectly beneficially owns shares of our common stock issuable upon exercise of the Warrants, other warrants and upon conversion of the Series A Stock held by entities over which Mr. Friedli has control as follows: 235,000 shares of our common stock held by Joyce, Ltd.; 275,000 shares of our common stock, including 20,000 shares issuable upon exercise of the warrants held by Pine, Inc.; 165,383 shares of our common stock held by Savetech, Inc.; 377,520 shares of our common stock, including 200,000 issuable upon exercise of the warrants held by Spring Technology Corp.; 8,112,743 shares of our common stock, including 1,708,330 issuable upon conversion of the Series A Stock and 1,000,000 shares issuable upon exercise of the Warrants held by Venturetec, Inc.; 145,750 shares of our common stock held by USVentech; and 11,983,337 shares of our common stock, including 5,991,670 shares issuable upon conversion of the Series A Stock, held by In Venture, Inc.

Pursuant to his beneficial ownership of the securities of Pine, Inc. and Venturetec, Inc., for purposes hereof Mr. Friedli is deemed to beneficially own up to an additional 3,427,410 shares of common stock issuable upon the conversion of our Series B convertible preferred stock owned by Pine, Inc. and Venturetec, Inc.

(9)
Includes 1,000,000 shares of our common stock being resold by Mr. Friedli and 4,364,410 shares of our common stock being resold by Venturetec, Inc. and 63,000 shares of our common stock being resold by Pine, Inc.

(10)
Clariden Bank beneficially owns 1,500,000 shares of our common stock underlying the Warrants.

(11)
Credit Suisse First Boston beneficially owns 2,500,000 shares of our common stock underlying the Warrants.

PLAN OF DISTRIBUTION

        The shares of common stock may be sold from time to time by the selling stockholders named in this prospectus to third parties, including selling stockholder's donees, pledgees, transferees or other successors in interest. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents.

        The selling stockholders may offer their shares at various times in one or more of the following transactions, which may include block transactions:

  •
  in ordinary brokers' transactions and transactions in which the broker solicits purchasers;

  •
  in transactions involving cross or block trades or otherwise on the SWX Swiss Exchange or such other market on which the common stock may from time to time be trading (including transactions in which brokers or dealers may attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction);

  •
  in transactions in which brokers, dealers or underwriters purchase the shares as principal and resell the shares for their own accounts pursuant to this prospectus;

  •
  in transactions "at the market" to or through market makers trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

  •
  through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

  •
  in privately negotiated transactions;

  •
  in short sales or transactions to cover short sales; or

  •
  in combination of any of the foregoing transactions.

        The sale price to the public may be:

  •
  the market price prevailing at the time of the sale;

  •
  at negotiated prices; or

  •
  such other price as the selling stockholders determine from time to time.

        The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

        The selling stockholders also may sell their shares in accordance with Rule 144 under the Securities Act, or pursuant to other available exceptions from the registration requirements of the Securities Act, rather than pursuant to this prospectus.

        From time to time, one or more of the selling stockholders may pledge or grant a security interest in some or all of the shares owned by them. If the selling stockholders default in performance of the secured obligations, the pledgees or secured parties may offer and sell the shares from time to time. The selling stockholders also may transfer and donate shares in other circumstances. The number of shares beneficially owned by selling stockholders who transfer, donate, pledge or grant a security interest in their shares will decrease as and when the selling stockholders take these actions. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees or other successors in interest will be selling stockholders for purposes of this prospectus.

        A selling stockholder may sell short our common stock. The selling stockholder may deliver this prospectus in connection with such short sales and use the shares offered by this prospectus to cover such short sales.

        A selling stockholder or its pledgee, donee, transferee or other successor in interest may enter into hedging transactions with broker-dealers. The broker-dealers may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders, including positions assumed in connection with distributions of the shares by such broker-dealers. A selling stockholder or its pledgee, donee, transferee or other successor in interest also may enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer such shares. In addition, a selling stockholder may loan or pledge shares to a broker-dealer, which may sell the loaned shares or, upon a default by the selling stockholder of the secured obligation, may sell or otherwise transfer the pledged shares.

        A selling stockholder or its pledgee, donee, transferee or other successor in interest may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers or use brokers, dealers, underwriters or agents to sell their shares. The broker-dealers acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may as to a particular person may be less than or in excess of customary commissions. The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholders can presently estimate the amount of such compensation. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

        Because the selling stockholders may be deemed to be "underwriters" under the Securities Act, the selling stockholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of its shares, any selling stockholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Exchange Act, which prohibits, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until such person's participation in the distribution is completed. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

        The selling stockholders, alternatively, may sell all or any part of the shares offered pursuant to this prospectus through an underwriter. To the best of our knowledge, no selling stockholder has entered into any agreement with a prospective underwriter. There is no assurance that any such agreement will be entered into in the future.    If a selling stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to his prospectus. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) under the Securities Act, disclosing the following:

  •
  the name of the selling stockholder and of the participating broker-dealer(s);

  •
  the number of shares involved;

  •
  the price at which such shares were sold;

  •
  the commissions paid or discounts or concessions allowed to such broker-dealers where applicable; and

  •
  other facts material to the transaction.

        It is possible that a significant number of shares could be sold at the same time. Such sales, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

        We have agreed to use our best efforts to maintain the effectiveness of the registration statement of which this prospectus is a part with respect to the shares of our common stock offered hereunder by the selling stockholders until the earlier of (1) the date when all of the shares of our common stock registered hereunder have been resold, and (2) the date when all of the shares of our common stock offered hereunder may be immediately resold without restriction and without registration under the Securities Act. Thereafter, we shall be entitled to withdraw the registration statement and the selling stockholders shall have no further right to offer or sell any of the shares of our common stock registered hereunder pursuant to the registration statement of which this prospectus is a part.

        In order to comply with certain state securities laws, if applicable, the shares of common stock registered pursuant to the registration statement of which this prospectus is a part will not be sold in a particular state unless they have been registered or qualified for sale in that state or any exemption from registration or qualification is available and complied with.

        Each selling stockholder shall pay his, her or its own legal and accounting fees and any other expenses incurred by the selling stockholder. Any commissions, discounts or other fees payable to broker-dealers or other agents in connection with any sale of the common stock by a selling stockholder will be payable by the selling stockholder.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US

        We have filed with the Securities and Exchange Commission a registration statement on Form S-3, including the exhibits and schedules of such registration statement, under the Securities Act of 1933, as amended (the "Securities Act") to register shares of our common stock. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the common stock to be registered, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and in each instance you should refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement.

        We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy any of the information we file with the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of filed documents by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may call the SEC at l-800-SEC-0330 for further information on the operation of its public reference room. We file information electronically with the SEC. Our SEC filings also are available from the SEC's website at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

INFORMATION INCORPORATED BY REFERENCE

        We incorporate by reference the documents listed below made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 from the date of the initial filing of the registration statement of which this prospectus is part until the time that all of the common stock offered by this prospectus is sold. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the following documents:

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

  •
  Our Current Report on Form 8-K/A filed on January 16, 2003; and

  •
  The description of our common stock contained in our Registration Statement on Form S-1 filed on July 3, 2001, as amended on July 20, 2001.

        Any statement contained in an already existing and filed document that is incorporated by reference herein will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded. Furthermore, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus.

        We will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any and all of the documents incorporated by reference in this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to:

                E-centives, Inc.
                Attention: Chief Financial Officer
                6901 Rockledge Drive, 6th Floor
                Bethesda, Maryland 20817
                (240) 333-6100

LEGAL MATTERS

        Our counsel, Kelley Drye & Warren LLP, Vienna, Virginia, will give a legal opinion as to the validity of the shares of our common stock being registered hereunder.

EXPERTS

        Our audited consolidated financial statements and financial statement schedule as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The audit reports dated March 27, 2003, contain an explanatory paragraph that states that effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

        You should rely only on the information provided or incorporated by reference in this prospectus or any supplement. We have not authorized anyone else to provide you with additional or different information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of such document.

11,600,000 Shares

E-centives, Inc.

COMMON STOCK

Resale Prospectus

            , 2003

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the various fees and expenses payable by us in connection with the sale of the common stock being registered hereby. All amounts shown are estimates except for the Securities and Exchange Commission registration fee:

SEC registration fee		$340
Accounting fees and expense		18,000
Legal fees and expenses		*
Printing and engraving expenses		10,000
Blue Sky		*
Miscellaneous expenses		*

Total	$	*

*
To be filed by amendment.

Item 15. Indemnification of Directors and Officers

        Our restated certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent authorized by, and subject to the conditions set forth in, the Delaware General Corporation Law, except that we will indemnify a director or officer in connection with a proceeding (or part thereof) initiated by our board of directors. The indemnification provided under our restated certificate of incorporation and bylaws includes the right to have us pay the expenses (including attorneys' fees) in advance of any proceeding for which indemnification may be had in advance of its final disposition, provided that the payment by us of such expenses (including attorneys' fees) incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of such director or officer to repay all amounts so paid in advance if it shall ultimately be determined that such director or officer is not entitled to be indemnified. Pursuant to our bylaws, if a claim for indemnification is not paid by us within 60 days after we have received a written claim, the claimant may at any time thereafter bring an action against us to recover the unpaid amount of the claim, and, if successful in whole or in part, the claimant will be entitled to be paid also the expense of prosecuting such action.

        As permitted by the Delaware General Corporation Law, our restated certificate of incorporation provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law, relating to unlawful payment of dividends or unlawful stock purchase or redemption or (iv) for any transaction from which the director derived an improper personal benefit. As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

        Under our bylaws, we have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee, partner (limited or general) or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, against any liability asserted against such person or incurred by such person in any such capacity, or arising out of such person's status as such, and related expenses, whether or not we would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law. We maintain director and officer liability insurance on behalf of our directors and officers.

Item 16. Exhibits and Financial Statements Schedules

  (a)
  Exhibits

        The following Exhibits are filed with this registration statement:

Exhibit Number	Description
2.1	Asset Purchase Agreement, dated January 18, 2001, by and between E-centives, Inc. and Inktomi Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by E-centives, Inc. on April 11, 2001).
2.2
Asset Purchase Agreement, dated December 3, 2001, by and between E-centives, Inc. and BrightStreet.com, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by E-centives, Inc. on December 18, 2001).
2.3
Amended and Restated Asset Purchase Agreement, dated December 26, 2001, by and between E-centives, Inc. and BrightStreet.com, Inc. (incorporated herein by reference to Exhibit 2.1 to the Amended Current Report on Form 8-K/A filed by E-centives, Inc. on January 3, 2002).
2.4
Asset Purchase Agreement, dated November 08, 2002, by and between E-centives, Inc. and Consumer Review, Inc. (incorporated herein by reference to Exhibit 2.1 to the Amended Current Report on Form 8-K filed by E-centives, Inc. on December 13, 2002).
4.1
Restated Certificate of Incorporation of E-centives, Inc. (incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form S-1, Registration No. 333-64578, filed by E-centives, Inc. on July 3, 2001, as amended on July 20, 2001).
4.2
Amended and Restated Bylaws of E-centives, Inc. (incorporated herein by reference to Exhibit 3.3 to the Registration Statement on Form S-1, Registration No. 333-42574, filed by E-centives, Inc. on July 8, 2000, as amended on August 28, September 12, September 25 and September 28, 2000 (the "2000 Form S-1")).
4.3	Specimen certificate representing the Common Stock (incorporated herein by reference to Exhibit 4.1 to the 2000 Form S-1).
4.4	Registration Rights Agreement, dated February 18, 2000, by and among E-centives, Inc. and certain stockholders named therein (incorporated herein by reference to Exhibit 4.2 to the 2000 Form S-1).
4.5
Common Stock Purchase Warrant, dated as of March 28, 2001, between E-centives, Inc. and Inktomi Corporation (incorporated herein by reference to Exhibit 4.3 to the Annual Report on Form 10-K filed by E-centives, Inc. on April 17, 2002 for the year ended December 31, 2001).
4.6
Warrant to Purchase Common Stock, dated as of December 3, 2001, between E-centives, Inc. and BrightStreet.com, Inc. (incorporated herein by reference to Exhibit 4.4 to the Annual Report on Form 10-K filed by E-centives, Inc. on April 17, 2002 for the year ended December 31, 2001).

4.7
Warrant to Purchase 500,000 shares of Common Stock, dated as of December 3, 2001, between E-centives, Inc. and BrightStreet.com, Inc. (incorporated herein by reference to Exhibit 4.5 to the Annual Report on Form 10-K filed by E-centives, Inc. on April 17, 2002 for the year ended December 31, 2001).
4.8
Form of Warrant to purchase an aggregate of 6,000,000 shares of E-centives, Inc.'s common stock (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by E-centives, Inc. on November 27, 2002).
4.9
Form of Amendment to Warrant to purchase an aggregate of 6,000,000 shares of E-centives, Inc.'s common stock (incorporated herein by reference to Exhibit 99.1 to the Amended Current Report on Form 8-K filed by E-centives, Inc. on January 16, 2003).
4.10*	Certificate of Designations, Rights, Preferences, Privileges and Restrictions of Series B Convertible Preferred Stock.
5.1**	Opinion of Kelley Drye & Warren LLP.
23.1*	Consent of KPMG LLP, independent accountants.
23.2**	Consent of Kelley Drye & Warren LLP (included in its opinion in Exhibit 5.1).
24.1*	Power of Attorney (included in the signature page contained in Part II of this registration statement).

*
Filed herewith.

**
To be filed by amendment.

Item 17. Undertakings

        We hereby undertake to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (a)
  To include any prospectus required by section 10(a)(3) of the Securities Act;

  (b)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

  (c)
  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a) and (b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by us pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        In addition, we hereby undertake:

  (a)
  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

  (b)
  To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and when interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information; and

  (c)
  To remove from registration by means of a post-effective amendment any of the securities being transferred which remain unsold at the termination of the offering.

        We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, State of Maryland, on the 1st day of July, 2003.

E-CENTIVES, INC.
By:	/s/ KAMRAN AMJADI Kamran Amjadi Chairman and Chief Executive Officer

        KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Kamran Amjadi, Mehrdad Akhavan and David A. Samuels, and each of them individually, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments to this registration statement (which includes any additional registration statement under Rule 462(b)) together with all schedules and exhibits thereto, (ii) act on, sign and file with the Securities and Exchange Commission any and all exhibits to this registration statement and any and all exhibits and schedules thereto, (iii) act on, sign and file any and all applications, registration statements, notices, reports and other documents necessary or appropriate in connection with the registration or qualification under foreign and state securities laws of the securities described in this registration statement or any amendment thereto, or obtain an exemption therefrom, in connection with the offering described therein, and (iv) take any and all such actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them individually, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact, any of them or any of his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 1st day of July, 2003.

Signature	Title(s)

/s/ KAMRAN AMJADI Kamran Amjadi	Chairman and Chief Executive Officer and Director (Principal Executive Officer)
/s/ MEHRDAD AKHAVAN Mehrdad Akhavan	President, Chief Operating Officer, Secretary and Director
/s/ DAVID A. SAMUELS David A. Samuels	Chief Financial Officer (Principal Financial and Principal Accounting Officer)
Peter Friedli	Director

EXHIBIT INDEX

Exhibit Number	Description
2.1	Asset Purchase Agreement, dated January 18, 2001, by and between E-centives, Inc. and Inktomi Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by E-centives, Inc. on April 11, 2001).
2.2
Asset Purchase Agreement, dated December 3, 2001, by and between E-centives, Inc. and BrightStreet.com, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by E-centives, Inc. on December 18, 2001).
2.3
Amended and Restated Asset Purchase Agreement, dated December 26, 2001, by and between E-centives, Inc. and BrightStreet.com, Inc. (incorporated herein by reference to Exhibit 2.1 to the Amended Current Report on Form 8-K/A filed by E-centives, Inc. on January 3, 2002).
2.4
Asset Purchase Agreement, dated November 08, 2002, by and between E-centives, Inc. and Consumer Review, Inc. (incorporated herein by reference to Exhibit 2.1 to the Amended Current Report on Form 8-K filed by E-centives, Inc. on December 13, 2002).
4.1
Restated Certificate of Incorporation of E-centives, Inc. (incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form S-1, Registration No. 333-64578, filed by E-centives, Inc. on July 3, 2001, as amended on July 20, 2001).
4.2
Amended and Restated Bylaws of E-centives, Inc. (incorporated herein by reference to Exhibit 3.3 to the Registration Statement on Form S-1, Registration No. 333-42574, filed by E-centives, Inc. on July 8, 2000, as amended on August 28, September 12, September 25 and September 28, 2000 (the "2000 Form S-1")).
4.3	Specimen certificate representing the Common Stock (incorporated herein by reference to Exhibit 4.1 to the 2000 Form S-1).
4.4	Registration Rights Agreement, dated February 18, 2000, by and among E-centives, Inc. and certain stockholders named therein (incorporated herein by reference to Exhibit 4.2 to the 2000 Form S-1).
4.5
Common Stock Purchase Warrant, dated as of March 28, 2001, between E-centives, Inc. and Inktomi Corporation (incorporated herein by reference to Exhibit 4.3 to the Annual Report on Form 10-K filed by E-centives, Inc. on April 17, 2002 for the year ended December 31, 2001).
4.6
Warrant to Purchase Common Stock, dated as of December 3, 2001, between E-centives, Inc. and BrightStreet.com, Inc. (incorporated herein by reference to Exhibit 4.4 to the Annual Report on Form 10-K filed by E-centives, Inc. on April 17, 2002 for the year ended December 31, 2001).
4.7
Warrant to Purchase 500,000 shares of Common Stock, dated as of December 3, 2001, between E-centives, Inc. and BrightStreet.com, Inc. (incorporated herein by reference to Exhibit 4.5 to the Annual Report on Form 10-K filed by E-centives, Inc. on April 17, 2002 for the year ended December 31, 2001).
4.8
Form of Warrant to purchase an aggregate of 6,000,000 shares of E-centives, Inc.'s common stock (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by E-centives, Inc. on November 27, 2002).
4.9
Form of Amendment to Warrant to purchase an aggregate of 6,000,000 shares of E-centives, Inc.'s common stock (incorporated herein by reference to Exhibit 99.1 to the Amended Current Report on Form 8-K filed by E-centives, Inc. on January 16, 2003).

4.10*	Certificate of Designations, Rights, Preferences, Privileges and Restrictions of Series B Convertible Preferred Stock.
5.1**	Opinion of Kelley Drye & Warren LLP.
23.1*	Consent of KPMG LLP, independent accountants.
23.2**	Consent of Kelley Drye & Warren LLP (included in its opinion in Exhibit 5.1).
24.1*	Power of Attorney (included in the signature page contained in Part II of this registration statement).

*
Filed herewith.

**
To be filed by amendment.